

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2011

<u>Via E-mail</u>
Mr. Steven Ning Ma
Chief Financial Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Boulevard, #702
Claremont, California 91711

      Re: **Kiwa Bio-Tech Products Group Corporation**
             Form 10-K for the year ended December 31, 2010
             Filed April 15, 2011
             Form 10-Q for the quarter ended March 31, 2011
             Filed May 16, 2011
             File No. 000-33167

Dear Mr. Ma:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2010</u>

<u>Contractual Obligations, page 36</u>

1. Please revise future filings to include disclosure of your outstanding debt in your table of contractual obligations. Also, given that the debt is currently in default and past due, please include a footnote to your table stating when the debt entered a default position and any other relevant factors concerning its expected repayment.

Financial Statements, page 52
Consolidated Statements of Income and Comprehensive Loss, page F-4

2. We note that you classify the impairment of long-lived assets with other expenses, separate from operating loss. Please revise future filings to reflect these amounts as components of operating income (loss). Refer to ASC 360-10-45-4.

3. We note that you classify the expenses associated with obsolete inventory in other expenses, separate from operating loss. Given that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business, please revise future filings to reflect these amounts as a component of cost of sales. Refer to the guidance in ASC 420-10-S99-3.

Consolidated Statements of Cash Flows, page F-6

4. We note that on your statement of cash flows, net loss attributable to Kiwa shareholders is reconciled to net cash provided by operating activities. Please note that under the guidance in ASC 230-10-45-28 the statement of cash flows should reconcile "net income" (rather than "net income attributable to controlling interest") to net cash provided by operating activities. Please revise future filings accordingly.

8. Convertible Notes Payable, page F-15
9. Equity-Based Transactions, page F-19

5. We note from the discussion in the last paragraph on page 22 that the company does not currently have a sufficient number of authorized common shares to satisfy the conversion terms of the 6% convertible notes as the company had 400,000,000 common shares authorized, issued and outstanding at December 31, 2010. Given that the company does not currently have a sufficient number of authorized shares to satisfy the convertible notes, it appears that the company would also not have sufficient authorized shares to satisfy all of its outstanding stock options and warrants. Accordingly, it does not appear that the company currently has the ability to settle these obligations in shares of its common stock and as a result it appears that all of the company's outstanding stock options and warrants should be accounted for as liabilities pursuant to the guidance in ASC 815-40-25 and ASC 718-10-15. Please advise us and revise future filings to explain how your accounting treatment for your outstanding warrants and options complies with the guidance in ASC 815-40-25 and ASC 718-10-15 or other relevant technical accounting literature. We may have further comment upon review of your response.

13. Commitments and Contingencies, page F-23
(5) PRC Employee Costs, page F-24

6. We note your statement indicating that you have not made compulsory social insurance payments for some of your employees due to the transient nature of such employees. We further note that you believe the amount of such social insurance payments and related penalties are not be material and therefore have not accrued the related expenses in the financial statements. Please tell us if you have paid any social insurance payments during the periods presented in your financial statements within the 10-K. Your response should include amounts owed and accrued, amounts paid and delinquent, and amounts owed for transient employees and not paid. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011

12. Commitments and Contingencies, page 14
(6) Convertible Notes Liquidated Damages, page 14

7. We note from the disclosure on page 14 that the company has received notice of default from four of the 6% Notes purchasers for reason of the company's failure to timely file registration or effect registration. We also note the disclosure indicating that the company believes such note purchasers claims are not valid and therefore the company has not made any provision for liquidated damages in this regard. Please tell us and revise the disclosure in the notes to the company's financial statements to explain in further detail why the company does not believe these parties' claims are valid as well as why the company does not believe recognition of a provision for liquidated damages is required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief